Exhibit 5.1
                                Thomas R. Saldin
                Sr. Vice President, General Counsel and Secretary
                                  IDACORP, Inc.
                             1221 West Idaho Street
                             Boise, Idaho 83702-5627


                                                     December 10, 2004

IDACORP, Inc.
1221 West Idaho Street
Boise, Idaho  83702-5627

Ladies and Gentlemen:

          I am General Counsel to IDACORP, Inc., an Idaho corporation (the "Company"), and am familiar with the Registration Statement on Form S-3, File No. 333-83434 (the "Registration Statement") filed by the Company on February 26, 2002 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to $500,000,000 in aggregate principal amount of its
(i) unsecured senior debt securities, (ii) common stock, without par value (the "Common Stock"), and the preferred share purchase rights attached thereto (the "Rights") and (iii) stock purchase contracts to purchase a number of shares of the Common Stock. The Registration Statement was declared effective on March 6, 2002; the prospectus included therein, dated March 6, 2002 (the "Base Prospectus"), has been supplemented by a prospectus supplement, dated December 9, 2004 (the "Prospectus Supplement") (the Base Prospectus and the Prospectus Supplement collectively referred to as the "Prospectus"), relating to the issuance and sale, pursuant to the Underwriting Agreement, dated December 9, 2004 (the "Underwriting Agreement") between the Company and Morgan Stanley & Co. Incorporated, as representative of the several underwriters named in Schedule I thereto (the "Underwriters"), of (i) 3,500,000 shares of Common Stock (the "Offered Shares") and the related Rights and (ii) an additional 525,000 shares of Common Stock (the "Additional Shares") and the related Rights that may be issued pursuant to an over-allotment option granted to the Underwriters (the Offered Shares and the Additional Shares collectively referred to as the "Shares").

          For purposes of this opinion, I have examined originals or copies, certified or otherwise identified to my satisfaction, of (i) the Registration Statement, the Prospectus, the Underwriting Agreement and the Rights Agreement, dated as of September 10, 1998, between the Company and Wells Fargo Bank, National Association, as successor Rights Agent to The Bank of New York (the "Rights Agreement"); (ii) the Articles of Incorporation, as amended, and Amended Bylaws of the Company; (iii) resolutions adopted by the Board of Directors and the Executive Committee of the Board of Directors of the Company relating to the Registration Statement, the Prospectus, the Rights Agreement and the Common Stock in general and the Shares and Rights in particular and (iv) such other instruments, certificates, records and documents as I have deemed necessary or appropriate for the purposes hereof. In such


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examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the aforesaid Registration Statement, Prospectus, Rights Agreement, Articles of Incorporation, Amended Bylaws, resolutions, instruments, certificates, records and documents.

          Based upon the foregoing, and subject to the qualifications and limitations expressed herein, I am of the opinion that the Shares will be validly issued, fully paid and non-assessable and the Rights will be legally issued and binding obligations of the Company when (i) the Shares shall have been issued, sold and delivered pursuant to the terms and provisions of the Underwriting Agreement and for the consideration contemplated thereby and (ii) the Rights shall have been issued in accordance with the terms of the Rights Agreement and the actions hereinabove mentioned.

          The matters relating to the Shares and the Rights are governed by the law of the State of Idaho. In regard to the Rights, I note that Section 30-1610 of the Idaho Control Share Acquisition Law and Section 30-1706 of the Idaho Business Combination Law each provides that nothing contained in either the Idaho Control Share Acquisition Law (Sections 30-1601 through 30-1614) or the Idaho Business Combination Law (Sections 30-1701 through 30-1710), respectively, is intended to limit the corporate powers or authority of an "issuing public corporation" (as defined in such statutes), such as the Company, to take actions "which the directors may appropriately determine to be in furtherance of the protection of the interests of the corporation and its shareholders, including without limitation the authority to . . . enter into . . . arrangements", such as the Rights Agreement, that "deny rights. . . to the holder or holders of at least a specified number of shares or percentage of share ownership or voting power in certain circumstances."

          Because I am not aware of any court decision applying the law of the State of Idaho that addresses the effect of these statutory provisions or the validity of plans similar to the Rights Agreement, it is difficult to express a professional judgment as to how a court applying the law of the State of Idaho would rule with respect to the issues relating to the Rights. Nevertheless, I am able to advise you of my conclusion concerning how a court applying the law of the State of Idaho (including, but not limited to, Section 30-1610 of the Idaho Control Share Acquisition Law and Section 30-1706 of the Idaho Business Combination Law) likely would rule. I have conferred with LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Company, for purposes of rendering this opinion. LeBoeuf, Lamb, Greene & MacRae, L.L.P. and I have concluded that a court applying the law of the State of Idaho, when presented with novel questions concerning takeover matters, such as the effect of the statutory provisions cited above, the adoption by the Company of the Rights Agreement and the status of the Rights, most likely would apply the corporate law of the State of Delaware, the most fully developed body of corporate law in the United States. Accordingly, in rendering this opinion, I have assumed that Delaware corporate law, as expressed in court decisions applying that law, with which I am familiar, provides an indication of what standards a court would apply if it were required to apply the law of the State of Idaho considering the matters relating to the Rights. If, however, such a court did not apply the corporate law of Delaware to the Rights Agreement and the Rights, I cannot express a professional judgment as to the conclusions such a court would reach or as to the effect of such conclusions, whether positive or negative, on the Rights.



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          With respect to this opinion, I do not hold myself out as an expert on the laws of any state other than the State of Idaho. My opinions expressed above are limited to the laws of the State of Idaho, the General Corporation Law of the State of Delaware and the applicable provisions of the Constitution of the State of Delaware and the reported judicial decisions interpreting the Delaware laws and the federal laws of the United States.

          I hereby consent to the filing of this opinion as an exhibit to the Company's Current Report on Form 8-K dated December 10, 2004 and to the references to me in the Prospectus and any supplements thereto.

                                                  Very truly yours,

                                                  /s/ Thomas R. Saldin

                                                  Thomas R. Saldin